Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-191772

Free Writing Prospectus dated October 25, 2013

Fantex, Inc.

On October 24, 2013, the online publication of The Economist, posted an article (the “Article”), to appear on October 26, 2013 in the print edition, concerning Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”). The full text of the online article is reproduced in Annex A attached hereto.  The Article references an initial public offering (the “Offering”) of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”) of the Company, which Offering is covered by the Registration Statement on Form S-1 (File No. 333-191772), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The Economist is not affiliated with the Company. The Company made no payment and gave no consideration to The Economist in connection with the publication of the Article or any other articles published by it concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statement, the Article represented the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article states, “The deal will go through only if the $10m can be raised.”  Fantex, Inc. intends to offer 1,055,000 shares of Fantex Series Arian Foster in the Offering at a price of $10.00 per share for a total of $10,550,000.00.

•                  The Article states, “Buck French, the head of Fantex, says he hopes that owners of the stock will play ball by promoting Mr Foster on social media.”  Mr. French is the Chief Executive Officer of the Company.  The Company believes that investors in a tracking series linked to a brand are more likely to be consumer advocates for that brand. However, investors in shares of Fantex Series Arian Foster are under no obligation to market or promote Arian Foster through social media or other means.

•                  The Article states, “In the prospectus, the company projects that Mr Foster will receive a salary close to his current $6.4m for seven more years, plus off-field earnings.” The Registration Statement notes that the opportunity to receive a return of capital or any profit from an investment in Fantex Series Arian Foster is dependent in large part upon Arian Foster’s ability to enter into at least one additional multi-year NFL player contract on terms that are, on an average annualized basis, economically comparable to his existing NFL player contract and on his ability over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand generating income) that compensate him in amounts that are significantly in excess of compensation that he has had historically from these sources. A more detailed description of the valuation of the Arian Foster brand is available in the Registration Statement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the commencement or completion of the Offering, future ABI under its brand contract with Arian Foster, including longevity of his career, the ability to contribute to Arian Foster’s efforts to build brand value, results of operations, operating expenses, operating income, net income, the intended use of the net proceeds from the Offering, growth and strategies, plans, market opportunities and the trends that may affect the Company or Arian Foster. The Company generally identifies forward-looking statements by words such as “intend,” “project,” “believe,” “will,” “would,” “may have” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of Article dated October 24, 2013 Published by The Economist

THE ECONOMIST

Skin in the game
An American football will offer fans a slice of his career
OCTOBER 26, 2013 | From the print edition

FEW lines of work are more precarious than the American footballer’s—his average professional career is limited to just 3.2 years. However, for the handful of stars who stay healthy, football can offer a decent living: Peyton Manning, the Denver Broncos’ quarterback, has pulled in over $200m.

Given this uncertainty, football players have a strong incentive to lock in a base level of compensation. Other celebrities, most famously the singer David Bowie, have used their income streams to secure debt. But salaries in the National Football League (NFL) are so mercurial they could never be used as collateral. The only way for athletes to share their risk fully is to sell an equity interest in their earnings.

Golfers have long set up small sponsorship deals privately, and in 2008 Randy Newsom, a minor-league baseball player, tried to sell stock in his future income but ran afoul of America’s Securities and Exchange Commission (SEC).

Now shares in athletes may be coming to the masses. On October 17th Fantex, a start-up in San Francisco, registered with the SEC a “convertible tracking stock” whose value would be tied to the brand of Arian Foster, an NFL running back. The company has agreed to pay Mr Foster $10m up front in exchange for 20% of total future earnings related to his brand, including endorsements and broadcasting or coaching jobs. Of that cut, 95% will go into a “tracking stock” for investors, who would profit only after Fantex’s expenses and other liabilities are paid. Buyers would apparently be taking a bet as much on the fortunes of Fantex as on Mr Foster’s career. Buck French, the head of Fantex, says he hopes that owners of the stock will play ball by promoting Mr Foster on social media.

The deal will go through only if the $10m can be raised. That will depend on investors’ awareness of the stock, and the price. In the prospectus, the company projects that Mr Foster will receive a salary close to his current $6.4m for seven more years, plus off-field earnings. Since the offer values this income stream at $50m, he would have to beat that forecast significantly for investors to make much of a return. That he left a game on October 20th with a hamstring injury is an inauspicious start.

A-1